Northrim



08 TWO THOUSAND EIGHT | **ANNUAL REPORT**

Proud to be Alaskan

Contents



AIRPORT
SALES & SERVICE
659-2000

Message to Shareholders



Marc Langland,
Chairman, President & CEO
Northrim Co-Founder

As I write this message, the U.S. economy remains under considerable stress. The complexity of the economic situation, the speed of changes in the markets, and the amount and type of government intervention make it difficult to know when we will have market stability.

The stock prices and public perception of all financial institutions have been significantly impacted by negative news about the government "bailout" and the spending habits of the very large investment and national banks.

We decided against participating in the government programs to provide additional capital to banks, because of the uncertainty surrounding the restrictions on these funds, the dilution to our existing shareholders, and our current strong balance sheet. We remain confident that we have the capital, liquidity, and financial strength to weather the current economic downturn without any assistance from the federal government.

Northrim is a community bank, and like most community banks, we are distinguished by the close relationships we have with our communities and our customers. In contrast to large national banks, we did not invest in complex financial instruments and we did not make subprime mortgages. Because we make decisions locally and know our depositors and our borrowers, we can adjust more quickly to the current market, and we believe that we are better positioned to take advantage of opportunities as market conditions improve.

The strength of a community bank also reflects the strength of the local economy. While Alaska will not entirely escape this economic crisis, I believe that businesses and consumers in Alaska are reacting to the national news with more uncertainty and caution than is warranted by Alaska's economic indicators – and perceptions and attitudes impact spending and investment.

Alaska appeared to weather the second half of 2008 much better than the rest of the nation. Population and job growth are relatively stable, and unemployment rates in our largest cities are lower than the U.S. average.

(Continued on page 3)

> "We believe the company has the fundamental financial strength, the right talent, the confidence of our customers, and the unique knowledge of our market areas to be successful now and in the future."


Genie GS-2646
AIRPORT
Northrim Bank
Customer First Service

Per capita income increased in 2008 due to record high Permanent Fund Dividends, an energy rebate, and continued increases in employment, which helped to offset higher energy costs.

We believe that Alaska's housing market is much stronger than the rest of the country. The Mortgage Bankers Association reports that Alaska had the lowest percentage of delinquent mortgages in the U.S. through the third quarter of 2008 and the third lowest percentage of foreclosures. Prices have remained stable and with a low housing inventory, particularly in new construction, we expect a much quicker turnaround for our housing market than in the Lower 48.

High oil prices through the first half of 2008 allowed Alaska's state government to put billions into reserve accounts to provide funding for future state needs. The surplus funded a larger capital budget that is expected to provide funds for projects over the next several years.

If oil prices remain low, however, it will have a dampening impact on petroleum exploration and development because of the high costs of development in Alaska's remote and rugged environment. While progress continues on a natural gas pipeline, economic and political uncertainty may impact the project scope and schedule.


Another Alaskan Project
Financed by
Northrim Bank
Customer First Service



We, along with other business leaders in Alaska, believe it is important for the state government to create more incentives, and remove barriers, for oil and gas development in order to support state government spending as well as the economy as a whole.

With our state's relatively strong economy, and federal stimulus programs slated to provide an additional $1 billion in projects and programs, we expect Alaska's businesses to recover their confidence and begin making investments more quickly than in the rest of the country. We believe we have positioned the company to remain strong until that begins, and to be ready to take advantage of those new opportunities we foresee.

While many of our financial indicators were positive, net income in 2008 was down over 2007 due to an increased provision for loan losses and higher expenses associated with bank-owned properties. We are disappointed with the growth in our nonperforming assets as the residential sales cycle slowed, but we expect that to reduce as time goes on. With very few new housing units on the market, and stable valuations, we feel we have a good opportunity to liquidate our troubled assets over the next two years. Despite these challenges with credit quality, primarily in a few large relationships, we have maintained a high net interest margin relative to our peers by doing a good job with pricing our loans and deposits.

Stock valuations in the overall market and in the financial industry in particular are down significantly, and we are in that mix. It will take time before the government's new plans and policies have an impact on consumer and investor confidence, and in turn, on economic growth. However, we believe the company has the fundamental financial strength, the right talent, the confidence of our customers, and the unique knowledge of our market areas to be successful now and in the future.

We appreciate your continued confidence and support.

Marc Langland
Chairman, President & CEO


Net Income | $Thousands
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2004
2005
2006
2007
2008
Loans | $Thousands
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2004
2005
2006
2007
2008
Assets | $Thousands
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2004
2005
2006
2007
2008

The Port of Anchorage serves 80% of Alaska's maritime trade and 90% of its population.

2008 Financial Snapshot

Unaudited (In Thousands Except Per Share Amounts)	2008	2007	2006	2005	2004
Net interest income	$45,814	$49,830	$47,522	$43,908	$41,271
Provision for loan losses	7,199	5,513	2,564	1,170	1,601
Other operating income	11,399	9,954	7,766	4,933	3,893
Other operating expense	40,439	35,063	31,476	29,577	26,636
Income before income taxes					
and minority interest	9,575	19,208	21,248	18,094	16,927
Minority interest in subsidiaries	370	290	296	-	-
Pre tax income	9,205	18,918	20,952	18,094	16,927
Income taxes	3,122	7,260	7,978	6,924	6,227
Net income	$6,083	$11,658	$12,974	$11,170	$10,700
Earnings per share:					
Basic	$0.96	$1.82	$2.02	$1.70	$1.60
Diluted	0.95	1.80	1.99	1.64	1.55
Cash dividends per share	0.66	0.57	0.45	0.40	0.36
Assets	$1,006,392	$1,014,714	$925,620	$895,580	$800,726
Loans	711,286	714,801	717,056	705,059	678,269
Deposits	843,252	867,376	794,904	779,866	699,061
Long-term debt	15,986	1,774	2,174	2,574	2,974
Junior subordinated debentures	18,558	18,558	18,558	18,558	8,000
Shareholders' equity	104,648	101,391	95,418	84,474	83,358
Book value	$16.53	$16.09	$15.61	$13.86	$13.01
Tangible book value	$15.06	$14.51	$14.48	$12.65	$11.97
Net interest margin (tax equivalent)	5.26%	5.89%	5.89%	5.66%	5.88%
Efficiency ratio (cash)	70.07%	58.09%	56.06%	59.80%	58.16%
Return on assets	0.62%	1.24%	1.46%	1.33%	1.41%
Return on equity	5.85%	11.70%	14.45%	13.17%	13.50%
Equity/assets	10.40%	10.00%	10.31%	9.44%	10.41%
Dividend payout ratio	68.93%	30.54%	21.43%	22.92%	21.57%
Nonperforming loans/portfolio loans	3.66%	1.59%	0.92%	0.86%	0.97%
Net charge-offs/average loans	0.86%	0.86%	0.16%	0.18%	0.16%
Allowance for loan losses/portfolio loans	1.81%	1.64%	1.69%	1.52%	1.59%
Nonperforming assets/assets	3.84%	1.56%	0.79%	0.69%	0.82%
Number of banking offices	11	10	10	10	10
Number of employees (FTE)	290	302	277	272	272


ALASKA

Understanding Alaska's Economy

BY TIM BRADNER

Alaska is affected by difficult economic conditions facing the nation and the world, but industries that are the foundation for the state's economy are still strong. Oil and gas and major minerals production activities are continuing, despite significant declines in petroleum and base metals prices. Seafood harvesting is stable. The military, an important part of the economy, will maintain a strong presence because bases in Alaska are critical to the nation's defense due to Alaska's geographic position.



The strong financial position of the state government, at least in the near term, is also an important advantage. State as well as federal spending supports a major part of Alaska's economy. Oil and gas revenues pay for about 90 percent of the state's budget and while those are sharply reduced Alaska does have approximately $7.6 billion in financial reserves that can be used to support the state budget through several lean years.

Alaska's financial strength, a result of past oil revenues that have been saved and invested, is expressed in other ways. For example, two state development corporations, the Alaska Industrial Development and Export Authority (AIDEA) and the Alaska Housing Finance Corporation (AHFC), have substantial endowments of surplus oil revenues appropriated by the Legislature. The earnings on these are invested in private sector development, in industrial projects and business loans in the case of AIDEA and housing in the case of AHFC. Both corporations have bonding authority, which is also used to support their activities.

Because of these basic strengths Alaska employment remains stable, although it is always subject to seasonal fluctuation. Total Alaska wage and salary employment in December, 2008 remained at about the same level, and was even slightly up, compared with employment in December, 2007, according to data compiled by the state Department of Labor and Workforce Development. A consensus among economists studying Alaska is that employment may turn down slightly, about 1 percent, in 2009.

Another important economic indicator is the level of construction. Work on new projects in 2009 is expected to be only slightly down, about 3 percent, compared with strong years in 2008 and 2007. Private construction is expected to be reduced substantially but this is expected to be offset with sharply increased public sector building by the federal and state governments.

The business activities of Alaska's Native corporations are also important to the state's economy. These private corporations, formed under the Alaska Native Claims Settlement Act of 1971, own 45 million acres of land with considerable potential for minerals, oil and gas and timber development. Native corporations today are engaged in mining, petroleum production and oil services including drilling, as well as timber harvesting. Several have revenues that exceed $1 billion a year. Most of these corporations also do business out of state and bring profits home. Where possible, however, Native corporations prefer to invest in Alaska and create job opportunities for shareholders. The existence of a large pool of private capital with a preference for Alaskan investment is a strategic advantage.

However, there are ways that economic troubles elsewhere are affecting Alaska. Although Alaska's economy is stable, consumer confidence is being eroded by a constant barrage of bad economic news from other states. This is illustrated best by a 15 to 20 percent decline in new car sales for some auto dealers in the state, although the drop is about half of what car dealers in other states are experiencing.

Tourism, an important seasonal industry, is anticipated to be down in 2009, perhaps substantially. However, the large cruise companies and smaller Alaska tourism firms hope to offset part of this with aggressive marketing and discounting.

International air cargo is also an important business for Alaska's airports and private firms that support aviation activities. The global recession has cut into the transport of high-value goods to and from the continental U.S. and Asia. Many of the Asia-U.S. cargo flights stop to refuel in Anchorage and Fairbanks, and many transfer cargo in Anchorage. There has been a downturn in cargo flights.

(Continued on page 8)





OIL & GAS

Directly and indirectly, petroleum production underpins a third of the state's economy, so Alaskans watch the industry carefully. Crude oil prices are down and this will cut into exploration and some development work in existing fields. However, oil projects typically involve long lead times and the petroleum industry believes that the current downturn is cyclical, and there will be recovery. This can be seen in BP's work in 2009 to develop its new offshore Liberty oil field and a heavy oil project in the Milne Point field; in ConocoPhillips' and Anadarko Petroleum's efforts to further develop the Alpine oil field and explore in the National Petroleum Reserve-Alaska; in ExxonMobil's gas cycling and condensate production project at Point Thomson; in work by Eni Oil and Gas to develop the new Nikaitchuq offshore field; and the continued development by Pioneer Natural Resources of the Oooguruk offshore field which began production in 2008. Two consortiums are also working on competing plans for a natural gas pipeline, and there are plans for smaller gas pipelines to bring natural gas to Southcentral Alaska.

MINERALS

Zinc and other metals prices are down, which affects some of Alaska's producing mines. The Red Dog zinc mine in northwest Alaska, the world's largest, will continue in production as will the Greens Creek Mine near Juneau, which produces silver and other metals besides zinc. Gold prices remain high, which is helping gold mines like Fort Knox and Pogo, near Fairbanks. Development work is also continuing on large new gold projects like the Donlin Creek prospect on the Kuskokwim River, which will be one of the world's largest gold mines, and the very large Pebble gold/copper project near Lake Illiamna, southwest of Anchorage. Capital for new exploration has been affected by tight capital markets but there is exploration being funded. International Tower Hills, an exploration company, recently discovered a major new gold deposit north of Fairbanks.

THE NATURAL GAS PIPELINE

The long-term future of Alaska's economy is linked to continued oil production and, at some point, a large natural gas pipeline. Oil production is declining but if a gas pipeline is built it will spur new exploration for gas, during which more oil will inevitably be discovered. Two groups are now working on competing projects, one being the Denali consortium that is led by BP and ConocoPhillips, two North Slope producing companies. The second is a project led by TransCanada, a major independent pipeline company. Both groups plan "open seasons" in 2010 to solicit customers to ship gas. If enough pipeline capacity is committed through shipping contracts, a project developer will be able to raise financing and proceed with construction. The current economic environment is raising some concerns as to whether enough potential customers will be able to sign contracts in 2010, but there is little doubt that North America will ultimately need the large reserves of gas on the North Slope that are now stranded.

Tim Bradner is the co-publisher of the Alaska Economic Report and the Alaska Legislative Digest. The views expressed are those of the author and are intended to give the reader an overview of the Alaska economy.


ALASKA STATE CAPITOL





STATE GOVERNMENT

There is sufficient liquidity in state reserve accounts to offset anticipated revenue gaps for four years or longer without enacting tax increases or reducing the state's approximate $5 billion-a-year operating budgets. While this is a strength, because the state budget is a major force in the economy, it also means state reserves will be diminished in the following years when funds may be needed to bridge a six-to-eight-year gap between revenues from declining oil production and revenues from natural gas production, if a gas pipeline is built. Alaska does have a structural fiscal problem and need for revenue sources other than oil and gas that must be addressed someday. One new revenue source could be a portion of the $1 billion-plus annual earnings of the $30 billion Alaska Permanent Fund. Today the earnings are reinvested into the Fund and used to pay the annual citizen dividends.

MILITARY

Because of its geographic position, Alaska has played a key role in the nation's defenses since World War II and the Cold War. Substantial investments and troop increases have been made in Army and Air Force installations in recent years, including units designated for quick mobilization. Bases in Alaska give the military the ability to quickly mobilize forces and equipment to several parts of the globe. Ample space available for air and ground training is another strategic advantage. Alaska has seen a 30 percent increase in military forces stationed in the state since 2000.

FISHERIES

Seafood has been a mainstay of Alaska's economy since before the Gold Rush. The industry has its ups and downs with cycles in harvests and markets, but it is now broadly diversified. It is expected that 2009 will see the value of harvests decline from strong years in 2007 and 2008 but still maintain levels that are close to historical averages. Generally, high-value products like king salmon and halibut and niche salmon products like Copper River sockeyes will see soft markets because of economic conditions. However, seafood that is priced moderately such as pink and chum salmon and most sockeye salmon, as well as groundfish like pollock, should see stable markets and prices. A very positive development for fishermen this year is that fuel prices will be down substantially.

In these difficult economic times Alaska is fortunate to have assets that will help the state ride through the recession. The state of Alaska's financial reserves, ongoing production operations at Alaska's oil fields, producing mines, Alaska's military bases that are important to national defense, and rich fisheries in coastal waters, are strengths that most other states would envy.



Northrim financed the expansion of $H_2$0asis, a popular indoor water park.

2008 Highlights

NORTHRIM REMAINS PROFITABLE DESPITE NATIONAL ECONOMIC DOWNTURN

Net income was $6.1 million for the year ended December 31, 2008, compared to $11.7 million for 2007. Northrim decided against participating in the government programs to provide additional capital to banks because of the uncertainty surrounding the restrictions on these funds, the dilution to existing shareholders, and the bank's current strong balance sheet.

ASSETS REMAIN STABLE

Total assets remain stable at $1.0 billion at December 31, 2008, compared to $1.0 billion a year ago. For the year, the allowance for loan losses was increased by $1.2 million to $12.9 million.

AFFILIATES GENERATE INCREASED INCOME

Financial services affiliates helped to generate a 15% annual increase in other operating income. Employee benefit plan affiliate Northrim Benefits Group increased contributions 22%. Low interest rates spurred a refinancing boom that continues for our mortgage affiliate, Residential Mortgage, and increased contributions 31% year-over-year.

TOTAL DEPOSITS DECREASED

Total Deposits were $843 million compared to $867 million a year earlier. The Alaska CD and money market accounts decreased by 37% and 27%, respectively, as customers moved into other interest bearing accounts. At December 31, 2008, time deposit balances increased 68% reflecting the movement of customers from lower yielding accounts to higher yielding certificates of deposit. Non interest bearing demand deposits increased 9% and interest bearing demand deposits grew 5% year-over-year reflecting the continuing success of the High Performance Checking program. Savings account balances increased 5% compared to a year ago.



NET INTEREST MARGIN REMAINS HIGH

Net interest margin was 5.26% down from 5.89% in 2007. The margin remained high compared to peer banks despite the continuing pressure from the rapid drop in interest rates.

BANK CONTINUES TO BE WELL-CAPITALIZED

Northrim remains well-capitalized with Tier 1 Capital/risk adjusted assets of 12.65% at December 31, 2008, up from 12.32% a year ago.

FAIRBANKS FINANCIAL CENTER OPENS

Construction was completed and the new Fairbanks Financial Center opened to the public in April 2008. The lending staff was relocated to the new location situated in the heart of the Interior city's growing retail district. This is Northrim's second Fairbanks branch.

PRESIDENT MARC LANGLAND NAMED OUTSTANDING ALASKAN OF THE YEAR

The Alaska State Chamber of Commerce awarded Chairman, President & CEO Marc Langland their William A. Egan award in 2008 naming him the Outstanding Alaskan of the Year for his substantial and continual contributions of statewide significance while working in the private sector. The Chamber cited Langland's keen interest in Alaska's economy and his advocating strongly for a long-term fiscal plan for Alaska and appropriate development of Alaska's vast natural resources.

(Continued on page 13)


Northrim Bank

SEVENTH AVENUE BRANCH RELOCATED

Northrim's Seventh Avenue Branch was relocated in 2008 and is now situated at street level in one corner of Anchorage's new downtown parking garage next to the city's recently built $111 million Dena'ina Civic and Convention Center.

NORTHRIM FINANCIAL EXPERTS EDUCATE PUBLIC ON THE ECONOMY

With the public's uneasiness with the state of the national and local economies, Northrim executives and lending officers have gone into the community to present economic overviews to numerous business groups and professional organizations educating them on the strength of the bank and the Alaska economy. Thousands of Alaskans have listened to interviews on local radio and television stations and read newspaper and magazine articles featuring Northrim's financial experts. In addition, a twice-yearly Alaska economic overview has been produced by Northrim and is available on our website, www.northrim.com.



Community Highlights

BANK EMPLOYEES SHINE IN UNITED WAY CAMPAIGN

Northrim employees donated nearly $52,000 through payroll deductions in 2008 to the United Way. Along with the company match, Northrim and its employees donated more than $80,000 to the effort.

EMPLOYEES TEACH KIDS TO SAVE

Northrim employees went into elementary school classrooms in Anchorage, Eagle River, Wasilla and Fairbanks for Teach Children To Save Day. Hundreds of students across the state were taught from grade-appropriate curricula about the benefits of saving money.

ROLLING IN THE MONEY FOR JUNIOR ACHIEVEMENT

Northrim employees formed 11 teams and raised more than $7,000 for Junior Achievement in the organization's annual 2008 Bowl-A-Thon in Anchorage. The employees fielded more teams and raised more money than any other company in the event. Employees also taught numerous Junior Achievement classes in Anchorage, Eagle River, Wasilla, and Fairbanks in 2008.

HOMELESS SHELTER BENEFITS FROM EMPLOYEES' EFFORTS

Northrim employees volunteered at the Salvation Army McKinnell House homeless shelter preparing meals for shelter residents and elderly shut-ins in Anchorage during United Way's Day of Caring. Employees also taught financial literacy classes to residents. In addition, the shelter benefited from an auction of employee-donated goods and services in September. Employees bid on the items and raised more than $8,000, with the McKinnell House receiving about half of the total.

NORTHRIM PRESENTED WITH SCHOOL BUSINESS PARTNERSHIP STAR AWARD

Northrim Bank and its employee volunteers were presented with a 2008 School Business Partnership Star Award to recognize their efforts at Fairview Elementary School in Anchorage. Employees regularly volunteer to help children with their reading, help during Math Night, judge the science fair, recognize student "good citizens," teach financial literacy to parents, and more. The award is given to business partners who give enthusiastic support to the school, have a commitment to educational enhancement of youth, are dedicated to the continuation and success of the program, participate regularly, and have a willingness to be flexible and innovative in supporting and assuring success.

Northrim Affiliates

NORTHRIM BENEFITS GROUP

Northrim Benefits Group is based in Anchorage, Alaska and offers employee health benefits solutions to businesses. The company offers medical insurance, including high deductible plans, health savings accounts, dental and vision plans; and life insurance as well as short- and long-term disability coverage.

Northrim Bank acquired a majority ownership position in Northrim Benefits Group in 2005. The company offers its clients 35 years of employee benefits experience in Alaska. Through its affiliation with Northrim Bank, Northrim Benefits Group has experienced significant growth in all areas of its business having doubled its client base and revenues over the past three years. This "value added" approach of doing business has blended well with Northrim's "Customer First Service" philosophy.

With annual medical insurance premiums increasing, Northrim Benefits Group's role is that of a strategic business partner developing customized health benefit plans for its clients featuring the right products at the most reasonable rates. The company prides itself on its ability to provide continued savings to its customers and to offer new, innovative products and services to the markets it serves.

Northrim Benefits Group is a profitable, stable company focused on expanding its health care benefits network. Its strategic partnership with Northrim Bank has provided a strong referral network for clients and has added significant value to the Bank's customers.

RESIDENTIAL MORTGAGE

Northrim Bank has been affiliated with Residential Mortgage, LLC since 1998. The company provides single- and multi-family home financing. With 12 offices in Alaska, including five joint ventures with real estate companies, and nearly 170 employees statewide, Residential Mortgage provided over 3,100 loans to Alaskans for the purchase of homes or to refinance their existing homes in 2008. The company closed $713 million worth of loans in 2008, up 8% from $662 million in 2007.

Residential Mortgage opened two new offices in Alaska in 2008. They now have five offices in Anchorage, two in Wasilla, and one each in Fairbanks, Eagle River, Soldotna, Kodiak, and Juneau.

Statistics continue to show that Alaska has weathered the national mortgage problems better than almost any state. At the end of the third quarter of 2008, Alaska ranked in first place with the lowest number of delinquent loans and the third lowest in foreclosures of all 50 states according to the Mortgage Bankers Association. Many major cities and regions of the U.S. saw 10% to 20% declines in property values with the hardest hit areas' values dropping nearly 40%. According to the Alaska Multiple Listing Service and the Greater Fairbanks Board of Realtors, the average sales price in 2008 for residential homes in Anchorage was down just 0.4% from 2007. In Fairbanks, Wasilla, and Palmer prices were down 3.6%, 0.7%, and 0.3% respectively.

The staff at Residential Mortgage takes pride in their professionalism, their expertise in the lending industry, and their commitment to providing quality customer service.

Northrim has affiliations with four diverse companies offering investment, health insurance, and mortgage services. These operations provide a broader range of services to our customers, contribute to earnings growth, and help reduce risk.

PACIFIC PORTFOLIO

ELLIOTT COVE
Capital Management

PACIFIC WEALTH ADVISORS, LLC

Pacific Wealth Advisors, LLC is the holding company for Pacific Portfolio Consulting, LLC, a fee-only investment advisory firm serving affluent individuals, families, corporations, foundations, endowments, and not-for-profit organizations since 1992.

For individuals and families, Pacific Portfolio and Pacific Portfolio Trust Company provide investment advisory, investment management, wealth preservation, and trust services. They guide clients through the creation, preservation, and ultimate transfer of wealth by providing needs-based investment planning, financial planning, and estate planning services and then assist in the execution and oversight of those strategies and plans. As a fee-only advisor, the company sells no product and thus is able to advise clients in an environment free from any conflicts of interest.

For institutional clients, Pacific Portfolio provides investment advisory services to retirement plans, foundations, endowments and not-for-profit organizations. These services include helping fiduciaries determine appropriate goals and objectives for the plans they are responsible for, investment manager selection, monitoring and reporting, and when appropriate, investment education services to both the trustees and participants.

The firm advises on over $1 billion in assets and has shown consistent growth in clients and assets since the consulting firm was created. While its clients are predominantly located in the Pacific Northwest and Alaska, Pacific Portfolio serves clients on a nationwide basis.

ELLIOTT COVE CAPITAL MANAGEMENT, LLC

In 2002, Northrim Bank helped to found this Seattle-based affiliate that offers long-term investment portfolios not available through traditional banking vehicles.

Northrim added two new Investment Advisor Representatives (IARs) in 2008 bringing to eight the number of active IARs in Alaska. Including those offering services in the Pacific Northwest, there are 20 active Elliott Cove IARs. In addition to Northrim Bank, four community banks in Washington also sell Elliott Cove products including Whidbey Island Bank, Coastal Community Bank, Eastside Commercial Bank and most recently in 2008, the Bank of the Pacific. Northrim's representatives continue to generate about half of the total assets under management.

Elliott Cove manages six distinct portfolios along with several standalone funds to offer bank customers access to sophisticated and efficient investment vehicles that emphasize diversified asset allocation rather than the practice of speculating—a good fit for many of Northrim's customers. Elliott Cove portfolios range in risk from conservative to aggressive, which provides customers with a range of investment options.

Northrim IARs were successful in 2008 in retaining customer relationships in a volatile economic environment. At the end of 2008, Elliott Cove had $68 million in assets under management.

2008 Board of Directors



Marc Langland
Director since 1990
Chairman, President & CEO



Chris Knudson
Director since 1998
Chief Operating Officer



Larry S. Cash
Director since 1995
President & CEO, RIM Architects (Alaska, California, Guam & Hawaii) since 1986.



Anthony Drabek
Director since 1991
President & CEO, Natives of Kodiak, Inc., since 1989. Chairman & President, Koncor Forest Products Co. Secretary/Director, Atikon Forest Products Co.



John C. Swalling
Director since 2002
President, Swalling & Associates, PC, an accounting firm, since 1991.



Mark G. Copeland
Director since 1990
Owner of Strategic Analysis, LLC since 1999. Member of Copeland, Landye, Bennett & Wolf, LLP, a law firm, for 30 years prior to that time.



Richard L. Lowell
Director since 1990
President, Ribelin Lowell & Company, 1985 until his retirement in 2004.



David G. Wight
Director since 2006
President & CEO, Alyeska Pipeline Service Company, 2000-2005, following 40 years with Amoco Corporation which became BP in 1998.



Ronald A. Davis
Director since 1997
CEO & Administrator, Tanana Valley Clinic until his retirement in 1998. Secretary/treasurer, Canoe Alaska, 1996-1999. Vice President, Acordia of Alaska Insurance, 1999-2003.



Irene Sparks Rowan
Director since 1991
Director, Klukwan, Inc., an Alaska Native corporation, 1988-2000.

2008 Customer First Service Award Winners

Northrim's Customer First philosophy is the driving force behind everything we do. The Customer First Service Award is one of the most coveted awards an employee can receive. It recognizes excellence in not only meeting, but exceeding Northrim's customer service standards and guarantees. These individuals were recognized in 2008 for demonstrating the very highest level of service to our customers.



Jessica Noble
Downtown Fairbanks Branch

Angela Turkington
Wasilla Financial Center

Sara Kinsman
Midtown Financial Center

Information and Addresses

ANNUAL MEETING:
Thursday, May 14, 2009 • 9:00 a.m.
Hilton Anchorage Hotel • 500 W 3rd Ave., Anchorage, AK

STOCK SYMBOL: Northrim BanCorp, Inc. (NRIM)

AUDITOR: KPMG LLP

TRANSFER AGENT & REGISTRAR:
American Stock Transfer & Trust Company
800-937-5449 • info@amstock.com

LEGAL COUNSEL: Davis Wright Tremaine LLP

INVESTOR REQUESTS:
For stock information and copies of earnings and dividend releases, click on "For Investors" section at www.northrim.com.

INVESTOR EMAIL SUBSCRIPTION:
Send a request to investors@nrim.com;
call our Corporate Secretary at (907) 261-3301;
or, write Corporate Secretary, Northrim Bank
P.O. Box 241489, Anchorage, AK 99524-1489.

CREDITS:

Front cover; "Denali" by Alaskan artist James Belcher. The original oil painting hangs in the lobby of our Downtown Fairbanks branch.

Other photos by Chris Arend Photography, Greg Martin Photography, Alaska Stock Images.

Design & Printing; A.T. Publishing & Printing, Inc.


Colville
Colville
659-3198

Jenna Lee
Huffman
Branch

Veronica
Thompson
Customer Service
Center

Dale Van
Sandt
Information
Systems

Aileen
Waltman
Item
Processing

Sarah Gaines
Human
Resources

Northrim BanCorp, Inc.

NORTHRIM BANK LOCATIONS

ANCHORAGE

Northrim Headquarters
P.O. Box 241489 • Anchorage, Alaska 99524-1489
Phone (907) 562-0062 • 1-800-478-2265 • www.northrim.com

Midtown Financial Center
3111 C Street

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
9170 Jewel Lake Road

SouthSide Financial Center
8730 Old Seward Highway

West Anchorage Branch & Small Business Center
2709 Spenard Road

Seventh Avenue Branch
517 W. 7th Avenue

36th Avenue Branch
811 E. 36th Avenue

EAGLE RIVER

Eagle River Branch
12812 Old Glenn Highway

WASILLA

Wasilla Financial Center
850 E. USA Circle

FAIRBANKS

Fairbanks Financial Center
360 Merhar Avenue

Downtown Fairbanks Branch
714 Fourth Avenue

BELLEVUE, WASHINGTON

Northrim Funding Services
170 120th Avenue N.E., Suite 202
P.O. Box 50245 • Bellevue, WA 98015
Phone (425) 453-1105

AFFILIATED COMPANIES

Elliott Cove Capital Management, LLC
1000 2nd Avenue, Suite 1440 • Seattle, WA 98104
Phone (206) 267-2683 • www.elliottcove.com/northrim

Northrim Benefits Group, LLC
2550 Denali Street, Suite 1502 • Anchorage, AK 99503
Phone (907) 263-1401

Residential Mortgage, LLC
Headquarters • 100 Calais Drive • Anchorage, AK 99503
Phone (907) 222-8800 • www.residentialmtg.com

Pacific Portfolio Consulting, LLC and
Pacific Portfolio Trust Company
Two Union Square • 601 Union Street, Suite 4343 • Seattle, WA 98101
Phone (206) 623-6641 • www.pacific-portfolio.com